中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

02015836

1st March, 2002

RECEIVED
MAR 04 2002
143

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY COURIER

SUPPL

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with Announcement dated 8th February, 2002 in relation to the Discloseable Transaction.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Catherine Tse
Secretary

Encl.

CT/DT/CSH02

c.c. Ms. Irene Cheng of Hong Kong Securities Clearing Company Limited
(w/o enclosures)

dlw 3/14

File No. 82-3596

RECEIVED 2002 APR 4 PROCESSING SECTION WASH. D.C.

(Page 1)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTION

On 1st February, 2002, Million Good and Ananda entered into the Subscription Agreement, pursuant to which Million Good agreed, subject to certain conditions, to subscribe for the Subscription Shares at an issue price of HK$0.027 per Subscription Share at a total subscription price of HK$129,600,000 which will be paid upon completion of the Subscription Agreement.

On 1st February, 2002, CEL and Ananda entered into the CN Agreement regarding the issuance of the Convertible Note by Ananda to CEL or its nominee for a consideration of HK$120,000,000 which will be paid upon completion of the CN Agreement.

Completion is conditional upon the fulfilment or waiver of the conditions set out in the sections headed "Conditions of the Subscription Agreement" and "Conditions of the CN Agreement" below.

Under the Listing Rules, the Subscription constitutes a discloseable transaction for the Company. A circular containing details of the Subscription will be despatched to shareholders of the Company as soon as practicable.

Trading in the shares of the Company on the Stock Exchange was suspended at the request of the Company with effect from 10:00 a.m. on 31st January, 2002 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the shares of the Company with effect from 10:00 a.m. on 11th February, 2002.

THE SUBSCRIPTION AGREEMENT

Date: 1st February, 2002

Parties: Million Good
Ananda
Chan Yeuk Wai, the existing Chairman and controlling shareholder of Ananda (who has agreed to give certain covenants and warranties)
CEL (who has agreed to guarantee the obligations of Million Good)
Each of Ananda and Chan Yeuk Wai is independent of the directors, chief executives and substantial shareholders of the Company, any of its subsidiaries or their respective Associates.

Subscription Shares: 4,800,000,000 new Shares, representing approximately 52.9% of the existing issued share capital of Ananda and approximately 34.6% of the issued share capital of Ananda as enlarged by the Subscription Shares, will be issued and allotted to Million Good or its nominee.

Subscription price

The subscription price for the Subscription Shares shall be HK$0.027 per Subscription Share and the aggregate subscription price payable in cash by Million Good for the Subscription Shares shall be HK$129,600,000 which will be paid upon completion of the Subscription Agreement. The subscription price per Subscription Share was arrived at after arm's length negotiation between the parties and represents:

- a discount of about 38.6% to the closing price of HK$0.044 per Share as quoted on the Stock Exchange on 28th January, 2002, being the trading day immediately before trading in the Shares was suspended pending the release of the announcement in relation to the Subscription Agreement;
- a discount of about 35.7% to the average closing price of approximately HK$0.042 per Share as quoted on the Stock Exchange over the 10 trading days up to and including 28th January, 2002; and
- a discount of about 82.0% to the audited consolidated net tangible asset value per Share of about HK$0.15 as at 31st March, 2001.

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon, among others, the following conditions being fulfilled (or waived by Million Good as provided below):

(a) the Shares remaining listed and traded on the Stock Exchange at all times prior to and on Completion, save for any suspension not exceeding 10 consecutive trading days (or such longer period as Million Good may reasonably accept in writing) or any temporary suspension in connection with the clearance by the Stock Exchange and the SFC of the announcement in relation to the Subscription Agreement;

(b) no indication being received on or before Completion from the Stock Exchange or the SFC to the effect that the listing of the Shares may be withdrawn or objected to (or conditions will or may be attached thereto) as a result of Completion or in connection with the terms of the Subscription Agreement or the issue of the Convertible Note;

THE CN AGREEMENT

On 1st February, 2002, CEL and Ananda entered into the CN Agreement, pursuant to which Ananda will issue Convertible Note to CEL or its nominee for a consideration of HK$120,000,000 which will be paid upon completion of the CN Agreement. CEL or its nominee has the right to convert the Convertible Note into new Shares during a period of two years from the date of issue of the Convertible Note, at an initial conversion price of HK$0.032 per Share, subject to adjustments. Upon full conversion of the Convertible Note, 3,750,000,000 Shares will be issued to CEL or its nominee, representing approximately 41.3% of the existing issued share capital of Ananda and approximately 21.3% of the issued share capital of Ananda as enlarged by the Subscription Shares and the Shares to be issued upon conversion of the Convertible Note.

On 1st February, 2002, Ananda also entered into separate agreements with three other companies (which are not connected with the directors, chief executives and substantial shareholders of the Company, any of its subsidiaries or their respective Associates) on the principal terms set out in the section "Principal terms of the CN Agreement" below, in relation to the issuance of convertible notes to each of them or their respective nominees at an aggregate consideration of HK$250,000,000.

Principal terms of the CN Agreement

Issuer:	Ananda
Conversion price:	HK$0.032 per Share, subject to adjustments in accordance with the terms and conditions thereof
Interest:	2% per annum, payable semi-annually in arrears
Conversion right:	subject to the exercise of the right of redemption by Ananda, the Convertible Note may be converted in whole or in part (in an amount not less than HK$250,000 at any one time), at any time from the date of issue of the Convertible Note until maturity
Maturity:	Ananda shall, unless the Convertible Note has previously been converted, repay the outstanding principal amount of the Convertible Note, together with accrued interest from the last interest payment date up to and including the date of repayment, on the second anniversary of the date of issue of the Convertible Note
Transfer:	the Convertible Note may not be assigned or transferred to a connected person (as defined in the Listing Rules) of Ananda
Listing:	No application will be made for the listing of the Convertible Note on the Stock Exchange or any other stock exchange. Application will be made to the Stock Exchange for the listing of Shares falling to be issued on exercise of the conversion rights attaching to the Convertible Note

Conditions of the CN Agreement

The CN Agreement is conditional upon, among others:

(i) the Subscription Agreement becoming unconditional;

(ii) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which Ananda and CEL have no reasonable objection) listing of and permission to

CEL (who has agreed to guarantee the obligations of Million Good)
Each of Ananda and Chan Yeuk Wai is independent of the directors, chief executives and substantial shareholders of the Company, any of its subsidiaries or their respective Associates.

Subscription Shares: 4,800,000,000 new Shares, representing approximately 52.9% of the existing issued share capital of Ananda and approximately 34.6% of the issued share capital of Ananda as enlarged by the Subscription Shares, will be issued and allotted to Million Good or its nominee.

Subscription price
The subscription price for the Subscription Shares shall be HK$0.027 per Subscription Share and the aggregate subscription price payable in cash by Million Good for the Subscription Shares shall be HK$129,600,000 which will be paid upon completion of the Subscription Agreement. The subscription price per Subscription Share was arrived at after arm's length negotiation between the parties and represents:

- a discount of about 38.6% to the closing price of HK$0.044 per Share as quoted on the Stock Exchange on 28th January, 2002, being the trading day immediately before trading in the Shares was suspended pending the release of the announcement in relation to the Subscription Agreement;
- a discount of about 35.7% to the average closing price of approximately HK$0.042 per Share as quoted on the Stock Exchange over the 10 trading days up to and including 28th January, 2002; and
- a discount of about 82.0% to the audited consolidated net tangible asset value per Share of about HK$0.15 as at 31st March, 2001.

Conditions of the Subscription Agreement
Completion of the Subscription Agreement is conditional upon, among others, the following conditions being fulfilled (or waived by Million Good as provided below):

(a) the Shares remaining listed and traded on the Stock Exchange at all times prior to and on Completion, save for any suspension not exceeding 10 consecutive trading days (or such longer period as Million Good may reasonably accept in writing) or any temporary suspension in connection with the clearance by the Stock Exchange and the SFC of the announcement in relation to the Subscription Agreement;

(b) no indication being received on or before Completion from the Stock Exchange or the SFC to the effect that the listing of the Shares may be withdrawn or objected to (or conditions will or may be attached thereto) as a result of Completion or in connection with the terms of the Subscription Agreement or the issue of the Convertible Note;

(c) the Subscription Agreement and the transactions contemplated thereunder and the issue of the Subscription Shares and the Convertible Note and the Shares to be issued upon conversion of the Convertible Note, any appropriate increase in the authorised share capital of Ananda and the Whitewash Waiver being approved by the shareholders of Ananda in general meeting with such shareholders abstaining as may be required to abstain by law or pursuant to the Listing Rules and the Takeovers Code;

(d) the Stock Exchange agreeing to grant (subject to allotment) a listing of, and permission to deal in, the Subscription Shares and the Shares to be issued upon the conversion of the Convertible Note (and such permission and listing not subsequently being revoked prior to the delivery of definitive Share certificate(s) representing the Subscription Shares);

(e) (if necessary) the approval of the Bermuda Monetary Authority in respect of the issue of the Subscription Shares, the Convertible Note and the Shares upon exercise of the conversion rights under the Convertible Note and the subsequent free transferability of such securities of Ananda;

(f) the Executive granting the Whitewash Waiver;

(g) Million Good notifying Ananda or Ananda's solicitors in writing that it is satisfied with the due diligence review under the Subscription Agreement; and

(h) all necessary approvals from the relevant governmental or regulatory authorities in Hong Kong, Bermuda and the United States of America required for the transactions contemplated in the Subscription Agreement having been obtained and all filings having been made and waiting periods having expired or been terminated in connection with the transactions under the Subscription Agreement and the issue of the Convertible Note.

Million Good may, in its absolute discretion at any time, waive in writing any of the conditions precedent set out above (or any part thereof) except items (c), (d), (e), (f) and (h) above and such waiver may be made subject to such terms and conditions as are determined by Million Good in its discretion.

In the event that any of the conditions set out above (which have not previously been waived by Million Good subject to the terms of the Subscription Agreement) have not been fulfilled on or before 5:00 p.m. on the Conditions Date, then the Subscription Agreement shall lapse and be of no further effect and no party to the Subscription Agreement shall have any claim against or liability or obligation to other parties under the Subscription Agreement.

Completion
Completion will take place on the third business day after fulfilment or waiver (as the case may be) of the last of the conditions of the Subscription Agreement.

the existing issued share capital of Ananda and approximately 21.5% of the issued share capital of Ananda as enlarged by the Subscription Shares and the Shares to be issued upon conversion of the Convertible Note.

On 1st February, 2002, Ananda also entered into separate agreements with three other companies (which are not connected with the directors, chief executives and substantial shareholders of the Company, any of its subsidiaries or their respective Associates) on the principal terms set out in the section "Principal terms of the CN Agreement" below, in relation to the issuance of convertible notes to each of them or their respective nominees at an aggregate consideration of HK$250,000,000.

Principal terms of the CN Agreement

Issuer: Ananda

Conversion price: HK$0.032 per Share, subject to adjustments in accordance with the terms and conditions thereof

Interest: 2% per annum, payable semi-annually in arrears

Conversion right: subject to the exercise of the right of redemption by Ananda, the Convertible Note may be converted in whole or in part (in an amount not less than HK$250,000 at any one time), at any time from the date of issue of the Convertible Note until maturity

Maturity: Ananda shall, unless the Convertible Note has previously been converted, repay the outstanding principal amount of the Convertible Note, together with accrued interest from the last interest payment date up to and including the date of repayment, on the second anniversary of the date of issue of the Convertible Note

Transfer: the Convertible Note may not be assigned or transferred to a connected person (as defined in the Listing Rules) of Ananda

Listing: No application will be made for the listing of the Convertible Note on the Stock Exchange or any other stock exchange. Application will be made to the Stock Exchange for the listing of Shares falling to be issued on exercise of the conversion rights attaching to the Convertible Note

Conditions of the CN Agreement
The CN Agreement is conditional upon, among others:

(i) the Subscription Agreement becoming unconditional;

(ii) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which Ananda and CEL have no reasonable objection) listing of and permission to deal in the Shares to be issued upon the conversion of the Convertible Note;

(iii) the shareholders of Ananda having approved the increase in the authorised share capital of Ananda, the transactions contemplated in the CN Agreement and the issue of the Convertible Note and the Shares to be issued upon conversion of the Convertible Note at a general meeting;

(iv) if required, the Bermuda Monetary Authority having approved the issue of the Convertible Note and the Shares to be issued upon the conversion of the Convertible Note and the transferability of the Convertible Note and the Shares to be issued upon the conversion of the Convertible Note; and

(v) the Executive granting the Whitewash Waiver.

If the conditions are not fulfilled or waived by CEL (other than conditions (ii), (iii) and (iv) above) on or before 31st March, 2002 (or such later date as may be agreed between Ananda and CEL), the CN Agreement shall lapse and become null and void and the parties shall be released from all obligations thereunder, save for any liability arising out of any antecedent breaches thereof.

The Company will comply with the relevant Listing Rules requirement(s) upon conversion of the Convertible Note if required.

TAKEOVERS CODE IMPLICATION FOR MILLION GOOD
Upon completion of the Subscription Agreement, Million Good or its nominee will be interested in 4,800,000,000 Shares, representing about 34.6% of the issued share capital of Ananda as enlarged by the Subscription Shares, i.e. 13,881,317,770 Shares. Upon full exercise of the conversion rights under the Convertible Note by CEL, Million Good and its Associates will be interested in an aggregate of 8,550,000,000 Shares, representing about 48.5% of the issued share capital of Ananda as enlarged by the Subscription Shares and the Shares to be issued upon conversion of the Convertible Note, i.e. 17,631,317,770 Shares or about 33.6% of the issued share capital of Ananda as enlarged by the Subscription Shares and the Shares to be issued upon conversion of the Convertible Note and the other three convertible notes to be issued by Ananda, i.e. 25,443,817,770 Shares.

Under the Takeovers Code, in the absence of the Whitewash Waiver, Million Good, CEL and their Concert Parties (who may include some or all of the subscribers of the other three convertible notes, an issue which is under the Executive's review) would be obliged to make a mandatory general offer to acquire all the Shares other than those already owned by Million Good, CEL and their Concert Parties upon completion of the Subscription Agreement and upon exercise of the conversion rights attaching to the Convertible Note.

An application will be made by Million Good and its Concert Parties to the Executive for the Whitewash Waiver, which, if granted, would normally be subject to the approval of the shareholders of Ananda who are not involved or interested in the Subscription on a vote. The Executive may or may not grant the Whitewash Waiver. Completion of the Subscription Agreement is conditional upon, inter alia, the granting of the Whitewash Waiver by the Executive. If the Whitewash Waiver is not obtained, the Subscription Agreement will lapse.

(Page 2)

INFORMATION ON ANANDA

Ananda is incorporated in Bermuda with limited liability and its Shares are listed on the Stock Exchange. Ananda is an investment holding company and the subsidiaries of which are principally engaged in the business of providing package tours, travel, transportation and other related services.

As at 31st March, 2001, the audited consolidated net asset value of Ananda was approximately HK$1,185.0 million or approximately HK$0.15 per Share. For the two financial years ended 31st March, 2000 and 31st March, 2001, Ananda recorded audited consolidated profits before taxation of approximately HK$13.8 million and approximately HK$86.9 million respectively. For the two financial years ended 31st March, 2000 and 31st March, 2001, Ananda recorded audited consolidated profits after taxation of approximately HK$11.1 million and approximately HK$82.7 million respectively. For the six months ended 30th September, 2001, Ananda recorded unaudited consolidated loss before taxation and unaudited consolidated loss after taxation of approximately HK$128.3 million and approximately HK$130.9 million respectively.

REASONS FOR THE SUBSCRIPTION

Million Good is a wholly owned subsidiary of CEL, which in turn is a subsidiary of the Company. The Group principally engages in tires manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructure projects.

The directors of the Company are of the view that the Subscription represents an opportunity for the Group to expand its investments into new business area which could enhance the investment portfolio of the Group. Upon the Completion, Ananda will be accounted for as an associated company of the Group.

The Subscription would be financed by CEL's internal source of funds.

GENERAL

Under the Listing Rules, the Subscription constitutes a discloseable transaction for the Company. A circular containing details of the Subscription will be despatched to shareholders of the Company as soon as practicable.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Ananda"	Ananda Wing On Travel (Holdings) Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Associate(s)"	has the meaning ascribed thereto under the Listing Rules
"CEL"	China Enterprises Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the New York Stock Exchange and is owned as to 55.2% effective equity interest and 88.8% effective voting interest by the Company
"CN Agreement"	the conditional agreement dated 1st February, 2002 and entered into between CEL and Ananda regarding the issuance of the Convertible Note to CEL or its nominee, subject to the terms and conditions contained therein
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	completion of the Subscription Agreement and the CN Agreement
"Concert Party (Parties)"	has the meaning ascribed thereto under the Takeovers Code
"Conditions Date"	31st March, 2002 or such later date as the parties to the Subscription Agreement may agree in writing
"Convertible Note"	the convertible note to be issued by Ananda to CEL or its nominee with a principal amount of HK$120,000,000, which entitle the holder to convert into Shares at any time from the date of issue of the convertible note up to the maturity date of the convertible note at an initial conversion price of HK$0.032 per Share (subject to adjustments)
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Million Good"	Million Good Limited, a company incorporated in the British Virgin Islands with limited liability and is a wholly owned subsidiary of CEL
"PRC"	the People's Republic of China
"SFC"	Securities and Futures Commission
"Share(s)"	ordinary share(s) of HK$0.01 each in the capital of Ananda
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of the Subscription Shares by Million Good under the terms of the Subscription Agreement and the issue of the Convertible Note to CEL or its nominee under the terms of the CN Agreement
"Subscription Agreement"	the conditional subscription agreement dated 1st February, 2002 and entered into between, among others, Ananda and Million Good relating to [illegible]

HK$[illegible] million respectively.

REASONS FOR THE SUBSCRIPTION

Million Good is a wholly owned subsidiary of CEL, which in turn is a subsidiary of the Company. The Group principally engages in tires manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructure projects.

The directors of the Company are of the view that the Subscription represents an opportunity for the Group to expand its investments into new business area which could enhance the investment portfolio of the Group. Upon the Completion, Ananda will be accounted for as an associated company of the Group.

The Subscription would be financed by CEL's internal source of funds.

GENERAL

Under the Listing Rules, the Subscription constitutes a discloseable transaction for the Company. A circular containing details of the Subscription will be despatched to shareholders of the Company as soon as practicable.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Ananda"	Ananda Wing On Travel (Holdings) Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Associate(s)"	has the meaning ascribed thereto under the Listing Rules
"CEL"	China Enterprises Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the New York Stock Exchange and is owned as to 55.2% effective equity interest and 88.8% effective voting interest by the Company
"CN Agreement"	the conditional agreement dated 1st February, 2002 and entered into between CEL and Ananda regarding the issuance of the Convertible Note to CEL or its nominee, subject to the terms and conditions contained therein
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	completion of the Subscription Agreement and the CN Agreement
"Concert Party (Parties)"	has the meaning ascribed thereto under the Takeovers Code
"Conditions Date"	31st March, 2002 or such later date as the parties to the Subscription Agreement may agree in writing
"Convertible Note"	the convertible note to be issued by Ananda to CEL or its nominee with a principal amount of HK$120,000,000, which entitle the holder to convert into Shares at any time from the date of issue of the convertible note up to the maturity date of the convertible note at an initial conversion price of HK$0.032 per Share (subject to adjustments)
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Million Good"	Million Good Limited, a company incorporated in the British Virgin Islands with limited liability and is a wholly owned subsidiary of CEL
"PRC"	the People's Republic of China
"SFC"	Securities and Futures Commission
"Share(s)"	ordinary share(s) of HK$0.01 each in the capital of Ananda
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of the Subscription Shares by Million Good under the terms of the Subscription Agreement and the issue of the Convertible Note to CEL or its nominee under the terms of the CN Agreement
"Subscription Agreement"	the conditional subscription agreement dated 1st February, 2002 and entered into between, among others, Ananda and Million Good relating to the subscription by Million Good for the Subscription Shares subject to the terms and conditions contained therein
"Subscription Shares"	4,800,000,000 new Shares to be subscribed by Million Good under the Subscription Agreement
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Whitewash Waiver"	a waiver by the Executive from the obligation to make a general offer for the Shares under the Takeovers Code pursuant to Note 1 to Notes on dispensations from Rule 26 of the Takeovers Code upon completion of the Subscription Agreement and upon full exercise of the conversion rights attaching to the Convertible Note
"HK$"	Hong Kong dollar(s), the lawful currency in Hong Kong

By Order of the Board
Lien Kait Long
Executive Director

Hong Kong, 8th February, 2002